[Company Letterhead]
June 12, 2008
Mr. Terence O’Brien
Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-0303
Re	Gerdau Ameristeel Corporation. Form 40-F for Fiscal Year Ended December 31, 2007 File No. 001-32317
Dear Mr. O’Brien:
This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated May 29, 2008, concerning the Annual Report filed on Form 40-F for Fiscal Year Ended December 31, 2007.
The following is the Company’s response to the Comment Letter.
Comment No 1
We note PricewaterhouseCoopers report dated March 16, 2007 refers to other auditors and states that they have been furnished the applicable report for Gallatin Steel. Please revise to provide the report by the other auditors in accordance with Article 2 of Regulation S-X.
The PricewaterhouseCoopers report dated March 16, 2007 refers to the fact that they did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture of the Company, and their opinion, as it relates to the amounts for Gallatin Steel Company, is based solely on the report of other auditors. Gallatin Steel Company’s financial statements were audited by Ernst & Young. Although a copy of the report issued by Ernst & Young was not included in the Financial Statements of the Company, it was filed on Form 40-F Exhibit 99.6 Report of Independent Registered Public Accounting Firm in compliance with Article 2 of Regulation S-X.
Comment No 2
We note your table of estimated amortization expense for 2008 which estimates amortization expense for 2008 to be $97.0 million. Estimated amortization for customer relationships in 2008 appears significantly higher compared to estimated amortization in 2009-2012 and the estimated 15 year life for Chaparral’s customer relationships. Tell us the reason amortization expense is higher in 2008 compared to other years for customer relationships and to the extent this difference is related to different amortization methods or anticipated write offs, please revise future filings to disclose such facts.

The Company has amortized the customer relationships from the Chaparral acquisition on an accelerated method, based on the expected future economic benefit provided by those customers over time. The expected future economic benefit was estimated based on Chaparral’s expected cash flow, historical sales data, expected future operating margins, customer turnover rates, and other factors. As a result, the amortization expense recorded on these customer relationships is expected to be greatest in 2008 versus any remaining year, and the annual expense will be reduced over the remaining 15 years. The Company will monitor actual customer lives and adjust the amortization periodically to reflect any changes in the actual economic benefit from the estimation.
In future filings, the Company will revise Footnote 2 — Summary of Significant Accounting Policies to include the following additional disclosure regarding the accelerated amortization:
Intangible assets that do not have indefinite lives are amortized over their useful life using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset will be amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment annually.
Comment No 3
We note during 2007 the acquisition of Chaparral resulted in $3.0 billion in acquired goodwill which represents 65% of the total purchase price. Please tell us and disclose why such a significant portion of the purchase price for this acquisition was recorded as goodwill.
The excess of the cost of Chaparral over the fair values assigned to the acquired tangible and intangible assets and liabilities assumed was recognized as goodwill. Coinciding with the assignment of fair values to the existing property, plant and equipment, inventory and assumed liabilities, etc., the Company identified the following intangible assets: customer relationships, patented technology, internally developed software, and order backlog. The significant balance assigned to goodwill is a direct result of the following factors:
•	a rapid consolidation that has taken place in the global steel industry has resulted in increased competition to win auctions of the remaining steel producing assets which has resulted in significantly increased acquisition valuations,

•	the Chaparral acquisition provided the Company an expanded geographic presence further west in the United States,

•	existing installed production capacity and labor force of the mills,

•	an increased presence in the strong structural steel market — this acquisition increased the product mix to add large structural products and pilings to the existing product offerings,

•	the Company believes that it will be able to successfully integrate the business operations of Chaparral and realize synergies associated with the acquisition.
In future filings, the Company will revise Footnote 3 — Acquisitions to include the following additional disclosure regarding the significant portion of the purchase price assigned to goodwill:
On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), a leading producer of structural steel products in North America and also a major producer of steel bar products. Chaparral operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company. As a result of the acquisition the Company recognized a significant amount of goodwill as a direct result of the following factors:
•	the rapid consolidation that has taken place in the global steel industry, which has resulted in acquisition valuations increasing dramatically,

•	the Chaparral acquisition provided the Company an expanded geographic presence further west in the United States,

•	existing installed production capacity and labor force of the mills,

•	an increased presence in the strong structural steel market — this acquisition increased the product mix to add large structural products and pilings to the existing product offerings,

•	the Company believes that it will be able to successfully integrate the business operations of Chaparral and realize synergies associated with the acquisition.
Sincerely,
/s/  Barbara R. Smith

Barbara R. Smith
Vice President, Finance and Chief Financial Officer